Exhibit 99.1

Siyata Mobile Inc. Publishes Transcript of First Shareholder AMA Video Featuring Core Gaming CEO Aitan Zacharin

Vancouver, BC – May 6, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the publication of the full transcript from its recent AMA (Ask Me Anything) video featuring Aitan Zacharin, CEO of Core Gaming, Inc.

The AMA session, which originally aired on the Company’s website on April 30, addressed questions submitted by shareholders through Siyata Responder on StockTwits, a social media platform dedicated to investors and traders. Siyata Responder is a Company-led initiative designed to enhance transparency and establish a direct line of communication between Company leadership and retail investors.

For those who missed the AMA, the video is still available for viewing at: https://ir.siyata.net/

The full transcript begins here.

Ask Me Anything: Clean Transcript with Speaker Identification

Speaker: Aitan Zachary, CEO of Core Gaming

Hello everyone. This is Aitan Zachary, CEO of Core Gaming. I’m here today to speak directly to you, our retail investors.

We’re living in a new era where you are the driving force of the market, and we fully recognize and respect that. It’s my mission to ensure that we provide full transparency and clear disclosure about our strategy and vision as we get closer to the merger with Siyata.

We know shareholders want clarity. We’ve been a private company up until now, so naturally, there hasn’t been much public information available. This AMA is part of a series of videos designed to build a clear and direct line of communication with you—to answer your questions as we move toward entering the public markets. We want to ensure our investors understand our vision, operations, and where we’re heading. So, with that, let’s get into your questions.

Q: I would like a more detailed explanation of the creation of shareholder wealth through this merger. There was an increase in the market cap to 5.10 million while the share price is at 1.70, previously the share cost was $2.00 and the market cap was close to 2 million. Is this an added valuation increase and will this increase be added to the portion that legacy shareholders with receive in the 10% dividend?

This merger aims to create shareholder value by combining Siyata’s communication solutions with Core Gaming’s gaming business. Legacy Siyata shareholders are set to receive a special stock dividend within six months post-merger, ensuring they own at least 10% of the combined company.

Q: This is outstanding, and we appreciate the dedication of the company to keep the shareholders informed of the merger process and the CEO of Core Gaming to share the growth strategy of the business! Congratulations on latest jump in company evaluation and the extra 3 million users monthly added to the value of core gaming and Siyata!

Thank you for your support. We’re excited about the growth opportunities this merger presents and remain committed to keeping our shareholders informed throughout the process.

Q: Siyata Mobile has lost shareholders over 100% over the last year alone, what do you aim to do to reverse this?

We are head-down focused on business execution. We’re growing our top and bottom lines by expanding our existing business and evaluating expansion opportunities. Creating awareness around our story and continued execution is the time-tested strategy for generating shareholder value.

Siyata will continue to operate as it currently does and has significant growth potential in its PTT (Push-To-Talk) business with major U.S. carriers like T-Mobile, AT&T, and others. They are also working on some very exciting new products that will be announced in the coming months.

Q: I like this idea. Any merger comes with risks. What are the biggest risks you foresee in the merger, and how do you plan to mitigate them? Also, Core Gaming is a huge company. What lessons from leading Core Gaming will you bring to the combines Siyata company?

The main risks involve integration and execution. Mergers can be distracting, so we’ve developed detailed operational plans to align teams, maintain customer focus, and hit growth targets without disruption.

At Core Gaming, we’ve launched over 2,000 games by focusing on product optimization, fast iteration, and disciplined resource management. We’ll apply these same principles post-merger.

Q: I have 3 questions for Aitan:

1.	Can you share how Core Gaming will benefit from public market access?
2.	How do you plan to balance the legacy Siyata shareholder interests with Core Gaming’s goals?
3.	What benchmarks should shareholders use to hold you accountable for the success of this transition?

Going public via reverse merger gives Core Gaming access to capital markets, enhances our ability to fund growth, and expands our gaming business. It also allows us to explore strategic acquisitions.

We are committed to honoring legacy Siyata shareholders with a guaranteed 10% equity post-merger. Our long-term strategy is focused on delivering value across the entire shareholder base. Our goal—though not a forecast—is to exceed $100 million in revenue in 2025 and to have the consolidated company profitable.

Q: I have two questions:

1.	Any idea what the stock price will be when the merger is finalized?
2.	When will the merger actually be finalized or at least give us a month.

According to the agreement, current Siyata shareholders will be entitled to 10% of the combined company. Based on a third-party valuation of $160 million for Core Gaming, this means Siyata shareholders will receive a dividend even if the company value is less than $160 million at the time of closing. The merger is expected to close by the end of Q2 2025, pending regulatory approval.

Q: What is Core Gaming’s edge over other mobile game developers? There are a ton of competitors in this space. What makes your model unique?

Core Gaming’s edge lies in our proprietary AI-based marketing analysis. This identifies high-potential gaming niches and allows us to launch targeted games efficiently. We co-develop and co-launch games with partner studios and monetize them effectively through ad partners and our AI platform. This has helped us launch over 2,000 games and attract over 750 million downloads.

Q: How will the merged company make money? Are you focused on advertising, in-app purchases, paid downloads or something else?

Our revenue primarily comes from advertising. As we expand our user base and introduce new games, we’ll continue optimizing monetization strategies through ad delivery optimization, user portrait prediction, risk detection and multi-dimensional optimization.

Q: Will Core Gaming continue launching new games after the merger or will the focus shift to managing the existing portfolio?

Absolutely—we will continue launching new games post-merger. Game development and publishing are at the core to our growth strategy. We’re actively identifying new opportunities and plan to leverage our current AI tools and studio partnerships to keep expanding our portfolio.

Q: What’s the plan for investor relations going forward? Will we see regular updates from management?

Yes, transparency and communication are at the top of our priorities. We’ll maintain consistent outreach through quarterly earnings, investor decks, and social media updates.

Q: Will there be a new ticker symbol post-merger?

We also plan to update the ticker symbol to better reflect the primary business going forward. This is part of our regulatory approval process.

Thank you to everyone who submitted questions. At Core Gaming—and together with Siyata—we believe transparency, execution, and shareholder alignment are the foundation for long-term success.

We’re working hard behind the scenes to make this merger a success—not just operationally but in building real value that reflects in the market for every investor involved. We’ll continue to update you through public filings, press releases, and updates like this.

If your question wasn’t answered here, we’re listening and will address it in future communications. I’m excited to share that this AMA is not a one-time event. We plan to host regular AMAs powered by the Siyata Responder. You’ll be able to submit questions in advance for each session.

We’re excited for what lies ahead and appreciate your trust as we take this step together.

Thank you.

— End transcript —

The Company expects to publish additional AMA videos in the future. To submit questions and connect with the Company directly, interested parties can access Siyata Responder at: https://stocktwits.com/Siyata_Responder.

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its common warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

About Core Gaming, Inc.

Core Gaming is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core’s mission is to be the leading global AI driven gaming company. Since our launch we have developed and co-developed over 2,000 games, driven over 600 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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